Exhibit 2
CAMECO CORPORATION
2010 CONSOLIDATED FINANCIAL STATEMENTS
February 11, 2011

REPORT OF MANAGEMENT’S ACCOUNTABILITY
The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgment, are consistent with other information and operating data contained in the annual financial review and reflect the corporation’s business transactions and financial position.
Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.
In addition, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The internal control system includes an internal audit function and a code of conduct and ethics, which is communicated to all levels in the organization and requires all employees to maintain high standards in their conduct of the corporation’s affairs. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the company’s assets are appropriately accounted for and adequately safeguarded. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company’s system of internal control over financial reporting was effective as at December 31, 2010.
KPMG LLP has audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).
The board of directors annually appoints an audit committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the audit committee. The audit committee reviews the financial statements, the report of the shareholders’ auditors, and management’s discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by Gerald W. Grandey	Original signed by O. Kim Goheen

Chief Executive Officer	Senior Vice-President and Chief Financial Officer

February 11, 2011	February 11, 2011

INDEPENDENT AUDITORS’ REPORT
To the Shareholders of Cameco Corporation
We have audited the accompanying consolidated financial statements of Cameco Corporation (“the Corporation”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of earnings, shareholders’ equity, comprehensive income, accumulated other comprehensive income and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Corporation’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Cameco Corporation as at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
Original signed by KPMG LLP
Chartered Accountants
Saskatoon, Canada
February 11, 2011

Consolidated Balance Sheets

As at December 31
($Cdn thousands)	2010	2009

Assets
Current assets
Cash and cash equivalents	$376,621	$1,101,229
Short-term investments [note 5]	883,032	202,836
Accounts receivable	447,404	446,722
Income taxes receivable	42,190	—
Inventories [note 6]	542,526	453,224
Supplies and prepaid expenses	190,079	169,005
Current portion of long-term receivables, investments and other [note 9]	91,447	154,725

	2,573,299	2,527,741

Property, plant and equipment [note 7]	4,337,809	4,068,103
Intangible assets [note 8]	94,270	97,713
Long-term receivables, investments and other [note 9]	628,824	667,287
Future income tax assets [note 18]	37,166	33,017

Total assets	$7,671,368	$7,393,861

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$399,035	$503,521
Income taxes payable	35,042	31,143
Short-term debt [notes 10]	72,948	76,762
Dividends payable	27,605	23,570
Current portion of long-term debt [note 11]	13,177	11,629
Current portion of other liabilities [note 13]	28,228	29,297
Future income taxes [note 18]	28,674	87,135

	604,709	763,057

Long-term debt [note 11]	940,317	952,853
Provision for reclamation [note 12]	279,653	258,277
Other liabilities [note 13]	244,179	244,433
Future income taxes [note 18]	208,044	167,373

	2,276,902	2,385,993

Minority interest	178,139	164,040

Shareholders’ equity
Share capital [note 14]	1,535,857	1,512,461
Contributed surplus	142,376	131,577
Retained earnings	3,563,089	3,158,506
Accumulated other comprehensive income	(24,995)	41,284

	5,216,327	4,843,828

Total liabilities and shareholders’ equity	$7,671,368	$7,393,861

Commitments and contingencies [notes 12,18,25]
Subsequent event [note 29]

See accompanying notes to consolidated financial statements.

Approved by the board of directors
Original signed by Gerald W. Grandey and John H. Clappison

Consolidated Statements of Earnings

For the years ended December 31
($Cdn thousands, except per share amounts)	2010	2009

Revenue from
Products and services	$2,123,655	$2,314,985

Expenses
Products and services sold	1,127,879	1,324,278
Depreciation, depletion and reclamation	251,547	240,643
Administration	155,810	135,558
Exploration	95,796	49,061
Research and development	4,794	630
Interest and other [note 15]	3,474	(12,470)
Gains on derivatives [note 26]	(75,183)	(243,804)
Cigar Lake remediation	16,633	17,884
Loss (gain) on sale of assets [note 16]	107	(566)

	1,580,857	1,511,214

Earnings from continuing operations	542,798	803,771
Other expense [note 17]	(11,150)	(36,912)

Earnings before income taxes and minority interest	531,648	766,859
Income tax expense [note 18]	27,251	52,897
Minority interest	(10,352)	(3,035)

Earnings from continuing operations	$514,749	$716,997
Earnings from discontinued operations [note 24]	—	382,425

Net earnings	$514,749	$1,099,422

Net earnings per share [note 27]

Basic

Continuing operations	$1.31	$1.84
Discontinued operations	—	0.99

Total basic earnings per share	$1.31	$2.83

Diluted

Continuing operations	$1.30	$1.84
Discontinued operations	—	0.98

Total diluted earnings per share	$1.30	$2.82

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31
($Cdn thousands)	2010	2009

Share capital
Balance at beginning of year	$1,512,461	$1,062,714
Stock option plan	23,396	4,215
Equity issuance [note 14]	—	445,532

Balance at end of year	1,535,857	1,512,461

Contributed surplus
Balance at beginning of year	131,577	131,858
Stock-based compensation	16,086	641
Options exercised	(5,287)	(922)

Balance at end of year	142,376	131,577

Retained earnings
Balance at beginning of year	3,158,506	2,153,315
Net earnings	514,749	1,099,422
Dividends on common shares	(110,166)	(94,231)

Balance at end of year	3,563,089	3,158,506

Accumulated other comprehensive income (loss)
Balance at beginning of year	41,284	165,736
Other comprehensive loss	(66,279)	(124,452)

Balance at end of year	(24,995)	41,284

Total retained earnings and accumulated other comprehensive income (loss)	3,538,094	3,199,790

Shareholders’ equity at end of year	$5,216,327	$4,843,828

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

For the years ended December 31
($Cdn thousands)	2010	2009

Net earnings	$514,749	$1,099,422
Other comprehensive income (loss), net of taxes [note 18]
Unrealized foreign currency translation losses	(6,696)	(115,739)
Gains on derivatives designated as cash flow hedges	12,035	101,162
Gains on derivatives designated as cash flow hedges transferred to net earnings	(71,186)	(113,360)
Unrealized gains on available-for-sale securities	2,125	3,011
(Gains) losses on available-for-sale securities transferred to net earnings	(2,557)	474

Other comprehensive loss	(66,279)	(124,452)

Total comprehensive income	$448,470	$974,970

Consolidated Statement of Accumulated Other Comprehensive Income (Loss)

	Currency
	Translation	Cash Flow	Available-For-
($Cdn thousands)(net of related income taxes)[note 18]	Adjustment	Hedges	Sale Assets	Total

Balance at December 31, 2008	$65,342	$101,654	$(1,260)	$165,736
Unrealized foreign currency translation losses	(115,739)	—	—	(115,739)
Gains on derivatives designated as cash flow hedges	—	101,162	—	101,162
Gains on derivatives designated as cash flow hedges transferred to net earnings	—	(113,360)	—	(113,360)
Unrealized gains on available-for-sale securities	—	—	3,011	3,011
Losses on available-for-sale securities transferred to net earnings	—	—	474	474

Balance at December 31, 2009	$(50,397)	$89,456	$2,225	$41,284

Unrealized foreign currency translation losses	(6,696)	—	—	(6,696)
Gains on derivatives designated as cash flow hedges	—	12,035	—	12,035
Gains on derivatives designated as cash flow hedges transferred to net earnings	—	(71,186)	—	(71,186)
Unrealized gains on available-for-sale securities	—	—	2,125	2,125
Gains on available-for-sale securities transferred to net earnings	—	—	(2,557)	(2,557)

Balance at December 31, 2010	$(57,093)	$30,305	$1,793	$(24,995)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31
($Cdn thousands)	2010	2009

Operating activities
Net earnings	$514,749	$1,099,422
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	251,547	240,643
Provision for future taxes [note 18]	612	2,237
Deferred gains	(33,369)	(41,254)
Unrealized (gains) losses on derivatives	25,561	(180,260)
Stock-based compensation [note 22]	16,086	2,772
Loss (gain) on sale of assets [note 16]	107	(566)
Equity in loss from associated companies [note 17]	16,413	29,811
Other expense (income) [note 17]	(5,263)	7,101
Discontinued operations [note 24]	—	(382,425)
Minority interest	(10,352)	(3,035)
Other operating items [note 19]	(268,993)	(84,333)

Cash provided by operations	507,098	690,113

Investing activities
Additions to property, plant and equipment	(470,277)	(392,719)
Purchase of short-term investments [note 5]	(680,346)	(202,850)
Decrease (increase) in long-term receivables, investments and other	9,453	(40,258)
Proceeds on sale of property, plant and equipment	1,437	3,647

Cash used in investing (continuing operations)	(1,139,733)	(632,180)
Cash provided by investing (discontinued operations) [note 24]	—	871,300

Cash provided by (used in) investing	(1,139,733)	239,120

Financing activities
Decrease in debt	(11,629)	(726,460)
Increase in debt	1,896	—
Issue of debentures, net of issue costs [note 11]	—	495,272
Issue of shares, net of issue costs [note 14]	—	440,150
Contributions from minority interests	9,811	—
Issue of shares, stock option plan	18,109	1,292
Dividends	(106,132)	(92,603)

Cash provided by (used in) financing	(87,945)	117,651

Increase (decrease) in cash during the year	(720,580)	1,046,884
Exchange rate changes on foreign currency cash balances	(4,028)	(9,877)
Cash and cash equivalents at beginning of year	1,101,229	64,222

Cash and cash equivalents at end of year	$376,621	$1,101,229

Cash and cash equivalents comprised of:
Cash	$100,752	$56,009
Cash equivalents	275,869	1,045,220

	$376,621	$1,101,229

Supplemental cash flow disclosure
Interest paid	$53,859	$35,267
Income taxes paid	$63,226	$57,093

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
($Cdn thousands, except per share amounts and as noted)
1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. Cameco Corporation and its subsidiaries (collectively, Cameco or the company) are primarily engaged in the exploration for and the development, mining, refining, conversion and fabrication of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. The company has a 31.6% interest in Bruce Power L.P. (BPLP), which operates the four Bruce B nuclear reactors in Ontario.

2.	Significant Accounting Policies
(a)	Consolidation Principles

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. Under this method, Cameco includes in its accounts its proportionate share of assets, liabilities, revenues and expenses.

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. The most significant estimates are related to the lives and recoverability of mineral properties, provisions for decommissioning and reclamation of assets, future income taxes, financial instruments and mineral reserves. Actual results could differ from these estimates. This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein.

(b)	Cash and Cash Equivalents

Cash and cash equivalents consist of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at time of purchase.

(c)	Short-Term Investments

Short-term investments consist of short-term money market instruments with terms to maturity at the date of acquisition of between three and 12 months. The short-term investments are classified as available-for-sale and are carried at fair value in the consolidated balance sheets with unrealized gains and losses reported in other comprehensive income (OCI). Realized gains and losses, as well as other-than-temporary declines in value, are recorded in the consolidated statements of earnings.

(d)	Inventories

Inventories of broken ore, uranium concentrates and refined and converted products are valued at the lower of average cost and net realizable value. Average cost includes direct materials, direct labour, operational overhead expenses and depreciation, depletion and reclamation. Net realizable value for finished products is considered to be the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(e)	Supplies

Consumable supplies and spares are valued at the lower of cost or replacement value.

(f)	Investments

Investments in associated companies over which Cameco has the ability to exercise significant influence are accounted for by the equity method. Under this method, Cameco includes in earnings its share of earnings or losses of the associated company. Portfolio investments are classified as available-for-sale and are carried at fair value in the consolidated balance sheets with unrealized gains and losses reported in OCI. Realized gains and losses, as well as other-than-temporary declines in value, are recorded in the consolidated statements of earnings.

(g)	Property, Plant and Equipment

Assets are carried at cost. Costs of additions and improvements are capitalized. When assets are retired or sold, the resulting gains or losses are reflected in current earnings. Maintenance and repair expenditures are charged to cost of production.

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred and carried at cost with the intention that these costs will be depleted over the proven and probable reserves using the units-of-production method. No depreciation or depletion is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depleted over the remaining lives of the related assets.

The carrying values of non-producing properties are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

Cameco reviews the carrying values of its property, plant and equipment when changes in circumstances indicate that those carrying values may not be recoverable. Estimated future net cash flows are calculated using estimated recoverable reserves, estimated future commodity prices and the expected future operating and capital costs. An impairment loss is recognized when the carrying value of an asset held for use exceeds the sum of undiscounted future net cash flows. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.

Interest is capitalized on expenditures related to development projects actively being prepared for their intended use. Capitalization is discontinued when the asset enters commercial operation or development ceases.

Fuel services assets, mine buildings, equipment and mineral properties are depreciated or depleted according to the units-of-production method. This method allocates the costs of these assets to each accounting period. For fuel services, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining, the amount of depreciation or depletion is measured by the portion of the mines’ proven and probable reserves which are recovered during the period.

Nuclear generating plants are depreciated according to the straight-line method based on the lower of useful life and remaining lease term.

Other assets are depreciated according to the straight-line method based on estimated useful lives, which generally range from three to 10 years.

(h)	Intangible Assets

Intangible assets acquired in a business combination are recorded at their fair values. Finite-lived intangible assets are amortized over the estimated production profile of the business unit to which they relate. The carrying values of intangible assets are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amount is charged to earnings in the current period.

(i)	Future Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period, which includes the enactment date. Future income tax assets are recorded in the financial statements and a valuation allowance is provided, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized. Accrued interest and penalties for uncertain tax positions are recognized in the period in which uncertainties are identified.

(j)	Research and Development and Exploration Costs

Expenditures for research and technology related to the products and processes are charged against earnings as incurred. Exploration expenditures including drilling and related costs are charged against earnings as incurred up until the point at which it is determined that the costs are economically recoverable. Any further exploration expenditures are capitalized once economic recoverability has been established.

(k)	Environmental Protection and Asset Retirement Obligations

The fair value of the liability for an asset retirement obligation is recognized in the period incurred. The fair value, discounted using the company’s credit adjusted risk-free rate, is added to the carrying amount of the associated asset and depreciated over the asset’s useful life. The liability is accreted over time, using the company’s credit adjusted risk-free rate, through periodic charges to earnings, and it is reduced by actual costs of decommissioning and reclamation. Cameco’s estimates of reclamation costs could change as a result of changes in regulatory requirements, reclamation plans, cost estimates and timing of estimated expenditures. Costs related to ongoing environmental programs are charged against earnings as incurred.

(l)	Employee Future Benefits

Cameco accrues its obligations under employee benefit plans. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Cameco measures the plan assets and the accrued benefit obligations on December 31 each year.

On both the Cameco-specific and BPLP-specific defined benefit pension plans, past service costs arising from plan amendments are amortized on a straight-line basis over the expected average remaining service life of the plan participants. Net actuarial gains, which exceed 10% of the greater of the accrued benefit obligation and the fair value of plan assets, are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

On the Cameco-specific retirement benefit plans that do not vest or accumulate, past service costs arising from plan amendments, and net actuarial gains and losses, are recognized in the period they arise. Conversely, the BPLP-specific amounts are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

(m)	Stock-Based Compensation

Cameco has five stock-based compensation plans that are described in note 22. These encompass a stock option plan, an employee share ownership plan, a performance share unit plan, a deferred share unit plan and a phantom stock option plan. In calculating compensation expense, Cameco includes an estimate for forfeitures that is based on historic trends.

Options granted under the stock option and performance share unit plans for which the holder cannot elect cash settlement are accounted for using the fair value method. Under this method, the compensation cost of options granted is measured at estimated fair value at the grant date and recognized over the shorter of the period to eligible retirement or the vesting period. Options that may be settled in cash are accounted for as liabilities and are carried at their intrinsic value. The intrinsic value of the liability is marked-to-market each period and is amortized to expense over the shorter of the period to eligible retirement or the vesting period.

Deferred share units and phantom stock options are amortized over the shorter of the period to eligible retirement or the vesting period and re-measured at each reporting period, until settlement, using the quoted market value. Cameco’s contributions under the employee share ownership plan are expensed during the year of contribution. Shares purchased with company contributions and with dividends paid on such shares become unrestricted on January 1 of the second plan year following the date on which such shares were purchased.

(n)	Revenue Recognition

Cameco supplies uranium concentrates and uranium conversion services to utility customers.

Cameco recognizes revenue on the sale of its nuclear products when evidenced by a contract that indicates the product, pricing and delivery terms, when delivery occurs, the related revenue is fixed or determinable and collection is reasonably assured.

Cameco has three types of sales arrangements with its customers in its uranium and fuel services businesses. These arrangements include uranium supply, toll conversion services and conversion supply (converted uranium), which is a combination of uranium supply and toll conversion services.

Uranium Supply

In a uranium supply arrangement, Cameco is contractually obligated to provide uranium concentrates to its customers. Cameco-owned uranium is physically delivered to conversion facilities (Converters) where the Converter will credit Cameco’s account for the volume of accepted uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Converter to transfer title of a contractually specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, Cameco invoices the customer and recognizes revenue for the uranium supply.

Toll Conversion Services

In a toll conversion arrangement, Cameco is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. The customer delivers uranium to Cameco’s conversion facilities. Once conversion is complete, Cameco physically delivers converted uranium to enrichment facilities (Enrichers) where the Enricher will credit Cameco’s account for the volume of accepted processed uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer’s account at the Enricher’s facility. At this point, Cameco invoices the customer and recognizes revenue for the toll conversion services.

Conversion Supply

In a conversion supply arrangement, Cameco is contractually obligated to provide uranium concentrates and conversion services to its customers. Cameco-owned uranium is converted and physically delivered to an Enricher as described in the toll conversion services arrangement. Based on delivery terms in a sales contract with its customer, Cameco instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer’s account at the Enricher’s facility. At this point, Cameco invoices the customer and recognizes revenue for both the uranium supplied and the conversion service provided. It is rare for Cameco to enter into back-to-back arrangements for uranium supply and toll conversion services. However, in the event that a customer requires such an arrangement, revenue from uranium supply is deferred until the toll conversion service has been rendered.

Revenue from deliveries to counterparties with whom Cameco has arranged a standby product loan facility (up to the limit of the loan facilities) and the related cost of sales are deferred until the loan arrangements have been terminated, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.

Electricity sales are recognized at the time of generation, and delivery to the purchasing utility is metered at the point of interconnection with the transmission system. Revenues are recognized on an accrual basis, which includes an estimate of the value of electricity produced during the period but not yet billed.

(o)	Amortization of Financing Costs

For financial instruments that are measured at amortized cost, the effective interest method of amortization is used for any debt discounts and issue expenses. Unamortized costs are classified with their related financial liability.

(p)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at year-end rates of exchange. Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at rates in effect at the time of the transactions. The applicable exchange gains and losses arising on these transactions are reflected in earnings.

The United States (US) dollar is considered the functional currency of most of Cameco’s operations outside of Canada. The financial statements of these operations are translated into Canadian dollars using the current rate method whereby all assets and liabilities are translated at the year-end rate of exchange, and all revenue and expense items are translated at the average rate of exchange prevailing during the year. Exchange gains and losses arising from this translation, representing the net unrealized foreign currency translation gain (loss) on Cameco’s net investment in these foreign operations, are recorded in the foreign currency translation adjustments component of accumulated other comprehensive income (AOCI). Exchange gains or losses arising from the translation of foreign debt designated as hedges of a net investment in foreign operations are also recorded in the foreign currency translation adjustments component of AOCI. These adjustments are not included in earnings until realized through a reduction in Cameco’s net investment in such operations.

(q)	Derivative Financial Instruments and Hedging Transactions

Financial Assets and Financial Liabilities

All financial assets and liabilities are carried at fair value in the consolidated balance sheets, except for items classified in the following categories, which are carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held-for-trading. Realized and unrealized gains and losses on financial assets and liabilities that are held-for-trading are recorded in the consolidated statements of earnings. Unrealized gains and losses on financial assets that are available-for-sale are reported in OCI until realized, at which time they are recorded in the consolidated statements of earnings.

Hedge Accounting and Derivatives

Derivative financial and commodity instruments are employed by Cameco to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. All derivative instruments are recorded at fair value in the consolidated balance sheets, except for those designated as hedging instruments.

The purpose of hedging transactions is to modify Cameco’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash inflows attributable to, the hedged item and the hedging item. Hedge accounting ensures that the offsetting gains, losses, revenues and expenses are recognized to net earnings in the same period or periods. When hedge accounting is appropriate, the hedging relationship is designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a self-sustaining foreign operation.

At the inception of a hedging relationship, Cameco formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Cameco also formally assesses, both at the inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged are recognized in the consolidated statements of earnings. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments are recorded in OCI until the hedged items are recognized in the consolidated statements of earnings. Derivative instruments that do not qualify for hedge accounting, or are not designated as hedging instruments, are marked-to-market and the resulting net gains or losses are recognized on the consolidated statements of earnings.

Derivatives may be embedded in other financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held-for-trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in gains or losses on derivatives on the consolidated statements of earnings.

(r)	Earnings Per Share

Earnings per share are calculated using the weighted average number of common shares outstanding.

The calculation of diluted earnings per share assumes that outstanding options and warrants which are dilutive to earnings per share are exercised and the proceeds are used to repurchase shares of the company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.

3.	Accounting Standards
(a)	Future Changes in Accounting Policies

International Financial Reporting Standards (IFRS)

In February 2008, the Accounting Standards Board announced that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011. As a result, Cameco will publish its first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending March 31, 2011. We will also provide comparative data on an IFRS basis, including an opening balance sheet as at January 1, 2010.
4.	Financial Risk Management

This note presents information about various risks that Cameco is exposed to from its use of financial instruments, its objectives, policies and processes for measuring and managing risk, and the company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk Management Overview

Cameco is exposed in varying degrees to a variety of financial instrument related risks. Management and the board of directors, both separately and together, discuss the principal risks of our businesses. The board sets policies for the implementation of systems to manage, monitor and mitigate identifiable risks. Cameco’s risk management objective in relation to these instruments is to protect and minimize volatility in cash flow.

Market Risk

Cameco engages in various business activities which expose the company to market risk from changes in commodity prices and foreign currency exchange rates. As part of its overall risk management strategy, Cameco uses derivatives to manage some of its exposures to market risk that result from these activities.

Derivative instruments may include financial and physical forward contracts. Such contracts may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. Market risks are monitored regularly against defined risk limits and tolerances.

Cameco’s actual exposure to these market risks is constantly changing as the company’s portfolios of foreign currency and commodity contracts change. Changes in fair value or cash flows based on market variable fluctuations cannot be extrapolated as the relationship between the change in the market variable and the change in fair value or cash flow may not be linear.

The types of risk exposure and the way in which such exposure is managed are as follows:
(a)	Commodity Price Risk

As a significant producer and supplier of uranium, nuclear fuel processing and electricity, Cameco bears significant exposure to changes in prices for these products. A substantial change in prices will affect the company’s net earnings and operating cash flows. Prices for Cameco’s products are volatile and are influenced by numerous factors beyond the company’s control, such as supply and demand fundamentals, geopolitical events and, in the case of electricity prices, weather.

Cameco’s sales contracting strategy focuses on reducing the volatility in future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. To mitigate the risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from pricing volatility. To mitigate risks associated with fluctuations in the market price for electricity, BPLP enters into various energy and sales related contracts that qualify as cash flow hedges. At December 31, 2010, the effect of a $1/MWh increase in the market price for electricity would be a decrease of $175,000 in net earnings, and a decrease in other comprehensive income of $850,000 for 2010.

(b)	Foreign Exchange Risk

The relationship between the Canadian and US dollars affects financial results of the uranium business as well as the fuel services business.

Sales of uranium and fuel services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars. Cameco attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Cameco also has a natural hedge against US currency fluctuations because a portion of its annual cash outlays, including purchases of uranium and fuel services, is denominated in US dollars. At December 31, 2010, the effect of a $0.01 increase in the US to Canadian dollar exchange rate on our portfolio of currency hedges and other US denominated exposures would have been a decrease of $9,200,000 in net earnings for 2010.

(c)	Counterparty Credit Risk

Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the company to the risk of non-payment. Counterparty credit risk is associated with the ability of counterparties to satisfy their contractual obligations to Cameco, including both payment and performance.

Cameco manages this risk by monitoring the credit worthiness of our customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.

Cameco’s maximum counterparty credit exposure at the balance sheet date consists primarily of the carrying amount of financial assets such as accounts receivable and short-term investments. At December 31, 2010, there were no significant concentrations of credit risk and no amounts were held as collateral.

(d)	Liquidity Risk

Financial liquidity represents Cameco’s ability to fund future operating activities and investments. Cameco ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the company’s holdings of cash and cash equivalents. The company believes that these sources will be sufficient to cover the likely short-term and long-term cash requirements.

The tables below outline the maturity dates for Cameco’s non-derivative financial liabilities including, principal and interest, as at December 31, 2010:

		Due in less	Due in	Due in	Due after
(Millions)	Total	than 1 year	1-3 years	3-5 years	5 years

Long-term debt	$794	$—	$—	$298	$496
BPLP lease	159	13	31	39	76
Short-term debt	73	73	—	—	—

Total contractual repayments	$1,026	$86	$31	$337	$572

		Due in less	Due in	Due in	Due after
(Millions)	Total	than 1 year	1-3 years	3-5 years	5 years

Interest on long-term debt	$312	$42	$85	$81	$104
Interest on BPLP lease	55	11	20	15	9
Interest on short-term debt	2	2	—	—	—

Total interest payments	$369	$55	$105	$96	$113

(e)	Interest Rate Risk

During the year, Cameco entered into interest rate swap arrangements whereby fixed rate payments in relation to part of the $300,000,000 Series C debenture were swapped for variable rate payments. The notional amount under the swap arrangements is $135,000,000. Concurrently, Cameco has entered into interest rate cap arrangements at a notional amount of $135,000,000 million that are effective March 18, 2013 and terminate on March 16, 2015. These interest rate cap arrangements, when effective, will limit Cameco’s interest rate exposure to 5% plus an average margin of 1.81%.

At December 31, 2010, the effect of a 1% increase in the three-month bankers acceptance rate would be a decrease in net earnings of $3,570,000.
Capital Management

Cameco’s capital structure reflects our vision and the environment in which we operate. We seek growth through development and expansion of existing assets and by acquisition. Our capital resources are managed to support achievement of our goals. The overall objectives for managing capital remained unchanged in 2010 from the prior comparative period.

Cameco’s management considers its capital structure to consist of long-term debt, short-term debt (net of cash and cash equivalents), minority interest and shareholders’ equity.

The capital structure at December 31, 2010 was as follows:

(Thousands)	2010	2009

Long-term debt	$953,494	$964,482
Short-term debt	72,948	76,762
Cash and cash equivalents	(376,621)	(1,101,229)
Short-term investments	(883,032)	(202,836)

Net debt	(233,211)	(262,821)

Minority interest	178,139	164,040
Shareholders’ equity	5,216,327	4,843,828

Total equity	5,394,466	5,007,868

Total capital	$5,161,255	$4,745,047

Cameco is bound by certain covenants in its general credit facilities. These covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of December 31, 2010, Cameco met these requirements.

5.	Short-Term Investments

In 2010, Cameco purchased money market instruments with terms to maturity between three and 12 months. The fair values of marketable securities held at December 31, 2010 were $883,032,000 (2009 — $202,836,000).

6.	Inventories

	2010	2009

Uranium
Concentrate	$392,613	$310,893
Broken ore	12,264	18,125

	404,877	329,018

Fuel Services	137,649	124,206

Total	$542,526	$453,224

7.	Property, Plant and Equipment

		Accumulated
		Depreciation
	Cost	and Depletion	2010 Net	2009 Net

Uranium
Mining	$3,562,849	$1,657,227	$1,905,622	$1,801,379
Non-producing	1,674,131	—	1,674,131	1,476,409

Fuel Services	507,221	233,973	273,248	279,313

Electricity
Assets under capital lease	164,288	89,744	74,544	83,866
Other	610,826	257,945	352,881	361,377

Other	125,178	67,795	57,383	65,759

Total	$6,644,493	$2,306,684	$4,337,809	$4,068,103

8.	Intangible Assets

		Accumulated
	Cost	Depreciation	2010 Net	2009 Net

Intangible assets	$118,819	$24,549	$94,270	$97,713

The intangible asset value relates to intellectual property associated with Cameco Fuel Manufacturing and is being amortized on a units-of-production basis.

9. Long-Term Receivables, Investments and Other

	2010	2009

Bruce B L.P. (BPLP) [note 21]
Capital lease receivable from Bruce A L.P. (BALP) (i)	$91,608	$94,895
Derivatives [note 26]	77,831	141,949
Accrued pension benefit asset [note 23]	88,268	54,864
Equity accounted investments
Global Laser Enrichment LLC (Cameco’s interest 24%) (privately held)	162,718	185,716
UNOR Inc.	—	935
UEX Corporation (market value $103,186)	9,998	6,052
Huron Wind (privately held)	3,913	4,002
Minergia S.A.C. (privately held)	8,337	4,551
UFP Investments Inc. (privately held)	6,784	2,617
Available-for-sale securities
Western Uranium Corporation (market value $6,033)	6,033	4,637
GoviEx Uranium (privately held)	23,017	25,214
Derivatives [note 26]	50,011	68,432
Deferred charges
Cost of sales [note 13]	—	14,415
Advances receivable from Inkai JV LLP (ii)	125,072	141,149
Accrued pension benefit asset [note 23]	6,142	8,264
Other	60,539	64,320

	720,271	822,012
Less current portion	(91,447)	(154,725)

Net	$628,824	$667,287

(i)	BPLP leases the Bruce A nuclear generating plants and other property, plant and equipment to BALP under a sublease agreement. Future minimum base rent sublease payments under the capital lease receivable are imputed using a 7.5% discount rate.

(ii)	Through an unsecured shareholder loan, Cameco has agreed to fund the development of the Inkai project. The limit of the loan facility is $370,000,000 (US) and advances under the facility bear interest at a rate of LIBOR plus 2%. At December 31, 2010, $314,000,000 (US) of principal and interest was outstanding (2009 — $337,000,000 (US)), of which 40% represents the joint venture partner’s share.
10.	Short-Term Debt

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GE-Hitachi Global Laser Enrichment LLC (GLE). The promissory note is payable on demand and bears interest at a market rate of 2.72%.

In February 2009, Cameco concluded an arrangement for a $100,000,000 unsecured revolving credit facility. The original maturity date of the facility was February 5, 2010, however, in November 2010, upon mutual agreement with the lender, this facility was further extended to February 4, 2012. There are no longer any extensions available under this facility and there is no amount outstanding.

11. Long-Term Debt

	2010	2009

Debentures	$794,483	$793,842
Capital lease obligation — BPLP	159,011	170,640

	953,494	964,482
Less current portion	(13,177)	(11,629)

Net	$940,317	$952,853

Cameco has $300,000,000 outstanding in senior unsecured debentures (Series C). These debentures bear interest at a rate of 4.7% per annum (effective interest rate of 4.79%) and mature September 16, 2015.

On September 2, 2009, Cameco issued debentures in the amount of $500,000,000. The debentures bear interest at 5.67% per annum (effective interest rate of 5.80%) and mature on September 2, 2019. The proceeds of the issue after deducting expenses were $495,300,000.

Cameco has a $500,000,000 unsecured revolving credit facility that is available until November 30, 2012. In addition to direct borrowings under the facility, up to $100,000,000 can be used for the issuance of letters of credit and, to the extent necessary, up to $400,000,000 may be allocated to provide liquidity support for the company’s commercial paper program. The facility ranks equally with all of Cameco’s other senior debt. At December 31, 2010, there were no amounts outstanding under this credit facility (2009 — nil). Cameco may also borrow directly in the commercial paper market. There was no commercial paper outstanding at December 31, 2010 (2009 — nil). These amounts, when drawn, are classified as long-term debt.

Cameco is bound by certain covenants in its revolving credit facilities. The significant financial covenants require a funded debt to tangible net worth ratio equal to or less than 1:1 and a tangible net worth greater than $1,250,000,000. Non-compliance with any of these covenants could result in accelerated payment and termination of the revolving credit facility. At December 31, 2010, Cameco was in compliance with covenants and does not expect its operating and investing activities in 2011 to be constrained by them.

Cameco has $554,934,000 ($400,882,000 and $154,889,000 (US)) in letter of credit facilities. The majority of the outstanding letters of credit at December 31, 2010 relate to future decommissioning and reclamation liabilities [note 12] and amounted to $549,533,000 ($395,818,000 and $153,987,000 (US)) (2009 — $592,215,000 ($396,427,000 and $187,071,000 (US)).

BPLP holds a long-term lease with OPG to operate the Bruce nuclear power facility. The term of the lease, which expires in 2018, is 18 years with an option to extend the lease for up to an additional 25 years. The interest rate associated with the lease is 7.5%.

BPLP has a $200,000,000 (Cameco’s share $63,200,000) revolving credit facility that is available until July 30, 2013, as well as $270,000,000 (Cameco’s share $83,320,000) in letter of credit facilities. As at December 31, 2010, BPLP had $45,000,000 (Cameco’s share $14,220,000) outstanding under the revolving credit facility (2009 — $35,000,000 (Cameco’s share $11,060,000)) and $270,000,000 (Cameco’s share $85,320,000) outstanding under the letter of credit facilities (2009 — $184,000,000 (Cameco’s share $58,144,000)).

The table below represents currently scheduled maturities of long-term debt and capital lease obligations over the next five years.

2011	$13,177
2012	14,852
2013	16,337
2014	18,233
2015	319,040
Thereafter	571,855

Total	$953,494

Standby Product Loan Facilities

Cameco had arranged for a standby product loan facility with one of its customers. The arrangement, which was finalized in 2008, allowed Cameco to borrow up to 2,400,000 pounds U3O8 equivalent over the period 2008 to 2011 with repayment during 2012 to 2014. Under the loan facility, standby fees of 2% were payable based on the market value of the facility, and interest was payable on the market value of any amounts drawn at a rate of 5%. Any borrowings were repayable in kind.

On September 13, 2010, Cameco gave notice of termination to the counterparty of the product loan agreement. The loan facility was terminated on October 15, 2010.

12.	Provision for Reclamation

Cameco’s estimates of future asset retirement obligations are based on reclamation standards that satisfy regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total future decommissioning and reclamation costs for its operating assets to be $465,709,000. These estimates are reviewed by Cameco technical personnel as required by regulatory agencies or more frequently as circumstances warrant. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $548,933,000 in the form of letters of credit to satisfy current regulatory requirements.

Under the BPLP lease agreement, OPG, as the owner of the Bruce nuclear plants, is responsible to decommission the Bruce facility and to provide funding and meet other requirements that the Canadian Nuclear Safety Commission (CNSC) may require of BPLP as licensed operator of the Bruce facility. OPG is also responsible to manage radioactive waste associated with decommissioning of the Bruce nuclear plants.

Following is a reconciliation of the total liability for asset retirement obligations:

	2010	2009

Balance, beginning of year	$258,277	$276,431
Changes in estimates	20,201	(17,125)
Liabilities settled	(12,542)	(4,599)
Accretion expense	17,208	17,828
Impact of foreign exchange	(3,491)	(14,258)

Balance, end of year	$279,653	$258,277

Following is a summary of the key assumptions on which the carrying amount of the asset retirement obligations is based:
(i)	Total undiscounted amount of the estimated cash flows — $465,709,000.

(ii)	Expected timing of payment of the cash flows — timing is based on life of mine plans. The majority of expenditures are expected to occur after 2016.

(iii)	Discount rates – 5.00% to 7.50%.
The asset retirement obligations liability relates to the following segments:

	2010	2009

Uranium	$211,927	$192,544
Fuel Services	67,726	65,733

Total	$279,653	$258,277

13. Other Liabilities

	2010	2009

Deferred sales [note 9]	$17,004	$24,982
Derivatives [note 26]	5,273	4,137
Accrued post-retirement benefit liability [note 23]	13,355	12,019
Pensions [note 23]	659	491
BPLP
Accrued post-retirement benefit liability [note 23]	138,533	125,402
Pensions [note 23]	20,699	18,251
Derivatives [note 26]	29,954	36,820
Provision for waste disposal	37,660	38,619
Other	9,270	13,009

	272,407	273,730
Less current portion	(28,228)	(29,297)

Net	$244,179	$244,433

14.	Share Capital

Authorized share capital:
Unlimited number of first preferred shares

Unlimited number of second preferred shares

Unlimited number of voting common shares, and

One Class B share
(a)	Common Shares

Number Issued(Number of Shares)	2010	2009

Beginning of year	392,838,733	365,718,923

Issued:
Equity issuance	—	26,666,400
Stock option plan [note 22]	1,512,310	453,410

Issued share capital	394,351,043	392,838,733

(b)	Class B Share

One Class B share issued during 1988 and assigned $1 of share capital entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

(c)	Share Issuance

On March 5, 2009, Cameco issued 26,666,400 common shares pursuant to a public offering for a total consideration of $459,995,000. The proceeds of the issue after deducting expenses were $445,532,000. Excluding the deferred tax recoveries, our net cash proceeds amounted to $440,150,000 in 2009.
15.	Interest and Other

	2010	2009

Interest on long-term debt	$47,877	$38,377
Interest on short-term debt	2,005	2,366
Foreign exchange (gains) losses	6,626	(21,086)
Other charges	8,597	11,302
Interest income	(13,910)	(6,614)
Capitalized interest	(47,721)	(36,815)

Net	$3,474	$(12,470)

16.	Loss (Gain) on Sale of Assets

	2010	2009

Sale of geological data	$(1,107)	$(3,674)
Other	1,214	3,108

Net	$107	$(566)

17.	Other Expense

	2010	2009

Equity in loss of associated companies	$(16,413)	$(29,811)
Other	5,263	(7,101)

Net	$(11,150)	$(36,912)

In 2010, the equity in loss of associated companies includes a charge of $11,363,000 for the amortization of in-process research and development associated with the investment in GLE (2009 — $18,295,000).

18.	Income Taxes
The significant components of future income tax assets and liabilities at December 31 are as follows:

	2010	2009

Assets
Provision for reclamation	$92,198	$89,996
Foreign exploration and development	47,230	40,221
Income tax losses carried forward	41,625	100,783
Other	46,617	31,185

Future income tax assets before valuation allowance	227,670	262,185
Valuation allowance	(63,843)	(57,398)

Future income tax assets, net of valuation allowance	$163,827	$204,787

Liabilities
Property, plant and equipment	$292,631	$338,645
Inventories	24,264	5,618
Long-term investments and other	46,484	82,015

Future income tax liabilities	$363,379	$426,278

Net future income tax liabilities	$199,552	$221,491

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2010	2009

Earnings before income taxes and minority interest	$531,648	$766,859
Combined federal and provincial tax rate	30.2%	31.4%

Computed income tax expense	160,558	240,794
Increase (decrease) in taxes resulting from:
Reduction in income tax rates	(29,508)	(10,983)
Manufacturing and processing deduction	(3,846)	(3,211)
Difference between Canadian rate and rates applicable to subsidiaries in other countries	(126,222)	(175,969)
Change in valuation allowance	13,499	18,125
Capital and other taxes	1,409	1,824
Stock-based compensation plans	2,696	1,371
Other permanent differences	8,665	(19,054)

Income tax expense	$27,251	$52,897

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd. (CEL), in respect of sale and purchase agreements for uranium products. In December 2008, CRA issued a notice of reassessment, which increased Cameco’s 2003 income for Canadian income tax purposes by approximately $43,000,000. Additional reassessments for 2003 were issued by CRA in 2009 and 2010, both to similar effect. In December 2009, CRA issued a notice of reassessment for the 2004 taxation year, which increased Cameco’s 2004 income by approximately $108,000,000. Another reassessment for 2004 was issued by CRA on May 13, 2010 to similar effect. In December 2010, CRA issued a notice of reassessment for the 2005 taxation year, which increased Cameco’s 2005 taxable income by approximately $197,000,000. No reassessment received to date has resulted in more than a nominal amount of cash taxes becoming payable due to the availability of elective deductions and tax loss carrybacks. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for the years 2006 through 2010 on a similar basis.

CRA’s Transfer Pricing Review Committee is scheduled to meet in late February, 2011, to decide whether to impose a penalty for 2005. Given that the Transfer Pricing Review Committee did not impose a transfer pricing penalty for 2003 or 2004, we do not expect that a penalty will be imposed for 2005.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco is contesting CRA’s position. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through 2010 in the amount of $27,000,000. No provisions for penalties or interest have been recorded. We do not expect more than a nominal amount of cash taxes to be payable due to availability of elective deductions and tax loss carryovers. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity over the period. However, an unfavourable outcome for the years 2003 to 2010 could be material to Cameco’s financial position, results of operations or cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, a Notice of Appeal for the 2003 taxation year was filed with the Tax Court of Canada on July 22, 2009, and amended on January 26, 2011, and the litigation process is proceeding. In connection with CRA’s 2004 reassessment, Cameco is contesting the reassessment and pursuing its appeal rights under the Income Tax Act. A Notice of Appeal for the 2004 taxation year was filed with the Tax Court of Canada on November 10, 2010. Cameco intends to object to the 2005 reassessment and pursue its appeal rights under the Income Tax Act.

	2010	2009

Earnings (loss) before income taxes and minority interest
Canada	$(27,641)	$109,534
Foreign	559,289	657,325

	$531,648	$766,859

Current income taxes (recovery)
Canada	$(12,280)	$17,109
Foreign	38,919	33,551

	$26,639	$50,660

Future income taxes (recovery)
Canada	$7,105	$3,885
Foreign	(6,493)	(1,648)

	$612	$2,237

Income tax expense	$27,251	$52,897

For 2010, earnings from discontinued operations [note 24] included a net income tax expense of nil, (2009 – recovery of $94,600,000).

At December 31, 2010, loss carry forwards of $136,000,000 (2009 — $380,000,000) are available to reduce taxable income. These losses expire as follows:

Date of expiry	Canada	US	Other	Total

2011	—	$158	—	$158
2013	—	1,722	—	1,722
2019	—	—	7,255	7,255
2029	—	17,463	—	17,463
2030	441	10,546	—	10,987
no expiry	—	—	98,657	98,657

	$441	$29,889	$105,912	$136,242

Included in the table above is $101,000,000 (2009 — $94,000,000) of temporary differences related to loss carry forwards where no future benefit is realized.
Other comprehensive income included on the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

	2010	2009

Gains on derivatives designated as cash flow hedges	$2,977	$48,368
Gains on derivatives designated as cash flow hedges transferred to net earnings	(29,400)	(48,121)
Unrealized gains on assets available-for-sale	330	466
(Gains) losses on assets available-for-sale transferred to net earnings	(399)	80

Total income tax expense (recovery) included in OCI	$(26,492)	$793

Accumulated other comprehensive income included on the consolidated statements of shareholders’ equity and the consolidated statement of accumulated other comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of accumulated other comprehensive income:

	2010	2009

Gains on derivatives designated as cash flow hedges	$10,564	$36,987
Gains on assets available-for-sale	277	346

Total income tax expense included in AOCI	$10,841	$37,333

19.	Statements of Cash Flows

Other Operating Items

	2010	2009

Changes in non-cash working capital:
Accounts receivable	$(1,566)	$34,556
Inventories	(74,899)	(74,938)
Supplies and prepaid expenses	(21,229)	(27,838)
Accounts payable and accrued liabilities	(141,748)	30,784
Other	(29,551)	(46,897)

Total	$(268,993)	$(84,333)

20.	Uranium Joint Ventures

Cameco conducts a portion of its exploration, development, mining and milling activities through joint ventures. Cameco proportionately consolidates its ownership interest in these assets. The McArthur River, Key Lake and Cigar Lake joint ventures allocate uranium production to each joint venture participant and the joint venture participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by the joint venture are included in the cost of inventory.

The participants in the Inkai joint venture purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third party customers. On proportionate consolidation of Inkai, Cameco eliminates revenues and cost of sales recorded by Inkai related to sales by Inkai directly to Cameco. After elimination of these related party sales for the period, there are no revenues and expenses resulting from proportionate consolidation of Inkai and accordingly, a statement showing revenues and expenses from Inkai has not been provided.

The following table outlines Cameco’s proportionate interest of the assets and liabilities of each joint venture:

	Ownership	2010	2009

Total Assets
McArthur River	69.81%	$963,510	$923,786
Key Lake	83.33%	469,156	401,604
Cigar Lake	50.03%	1,022,770	874,661
Inkai	60.00%	233,884	255,932

		$2,689,320	$2,455,983

Total Liabilities
McArthur River	69.81%	$31,960	$25,183
Key Lake	83.33%	73,345	65,706
Cigar Lake	50.03%	22,208	14,076
Inkai	60.00%	11,341	8,627

		$138,854	$113,592

21.	Investment in BPLP

Cameco holds a 31.6% interest in BPLP, which is governed by an agreement that provides for joint control of the strategic operating, investing and financing activities among the three major partners. Cameco proportionately consolidates its 31.6% interest in BPLP.

Fuel Supply Agreements

Cameco has entered into fuel supply agreements with BPLP for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium, conversion services and fabrication services. Contract terms are at market rates and on normal trade terms. During 2010, sales of uranium and conversion services to BPLP amounted to $80,211,000 (2009 — $84,909,000), approximately 3.8% (2009 – 3.7%) of Cameco’s total revenue. At December 31, 2010, amounts receivable under these agreements totaled $19,667,000 (2009 — $11,505,000).

The following schedules reflect Cameco’s 31.6% proportionate interest in the balance sheets, statements of earnings and statements of cash flows of BPLP.

Balance Sheets

(Millions)	2010	2009

Current assets	$207	$252
Property, plant and equipment	373	390
Long-term receivables and investments	213	207

	$793	$849

Current liabilities	$125	$129
Long-term liabilities	314	320

	439	449
Equity	354	400

	$793	$849

Statements of Earnings

(Millions)	2010	2009

Revenue	$477	$518
Operating costs	294	286

Earnings before interest and taxes	183	232
Interest	11	1

Earnings before taxes	$172	$231

Statements of Cash Flows

(Millions)	2010	2009

Cash provided by operations	$203	$238
Cash used in investing	(32)	(36)
Cash used in financing	(172)	(200)

22.	Stock-Based Compensation Plans

Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. Options have not been awarded to directors since 2003 and the plan has been amended to preclude the issue of options to directors.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 26,092,439 shares have been issued.

Stock option transactions for the respective years were as follows:

(Number of Options)	2010	2009

Beginning of year	7,939,833	7,120,555
Options granted	1,515,945	1,381,039
Options exercised [note 14]	(1,512,310)	(453,410)
Options forfeited	(391,089)	(108,351)

End of year	7,552,379	7,939,833

Exercisable	4,814,761	5,550,148

Weighted average exercise prices were as follows:

	2010	2009

Beginning of year	$27.42	$27.98
Options granted	28.90	19.41
Options exercised	12.75	9.79
Options forfeited	35.05	35.68

End of year	$30.26	$27.42

Exercisable	$32.02	$26.84

Total options outstanding and exercisable at December 31, 2010 were as follows:

2010		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercisable		Exercisable
Option Price Per Share	Number	Life	Price	Number	Price

$5.75 - 13.49	788,200	2	$9.72	788,200	$9.72
13.50 - 32.99	3,755,092	6	25.33	1,381,999	25.25
33.00 - 55.00	3,009,087	5	41.78	2,644,562	42.19

	7,552,379			4,814,761

The foregoing options have expiry dates ranging from March 9, 2011 to March 2, 2018.

Non-vested stock option transactions for the respective years were as follows:

(Number of Options)	2010	2009

Beginning of year	2,389,685	2,163,426
Options granted	1,515,945	1,381,039
Options forfeited	(91,439)	(75,039)
Options vested	(1,076,573)	(1,079,741)

End of year	2,737,618	2,389,685

For the year ended December 31, 2010, Cameco has recorded a net expense of $8,931,000 (2009 - $4,372,000), related to options that vested during the year.
The fair value of the options granted each year was determined using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2010	2009

Number of options granted	1,515,945	1,381,039
Average strike price	$28.90	$19.41
Expected dividend	$0.28	$0.24
Expected volatility	36%	36%
Risk-free interest rate	2.1%	1.6%
Expected life of option	4.0 years	4.0 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$8.46	$5.23

Executive Performance Share Unit (PSU), Deferred Share Unit (DSU), and Other Plans

Commencing in 2005, Cameco provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual cash flow from operations targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of December 31, 2010, the total PSUs held by the participants was 395,360 (2009 – 233,710). In 2010, Cameco recognized an expense of $3,679,000 in relation to PSUs (2009 - $3,347,000).

Cameco offers a deferred share unit plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. 60% of each director’s annual retainer is paid in DSUs. In addition, on an annual basis, directors can elect to receive 25%, 50%, 75% or 100% of the remaining 40% of their annual retainer and any additional fees in the form of DSUs. If a director meets their ownership requirements, the director may elect to take 25%, 50%, 75% or 100% of their annual retainer and any fees in cash, with the balance, if any, to be paid in DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2010, the total DSUs held by participating directors was 354,276 (2009 – 373,921).

Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of December 31, 2010, the number of options held by participating employees was 242,051 (2009 –267,148) with exercise prices ranging from $5.88 to $46.88 per share (2009 - $5.88 to $46.88) and a weighted average exercise price of $30.00 (2009 — $30.61).

Commencing in 2007, Cameco created an employee share ownership plan whereby both employee and company contributions are used to purchase shares on the open market for employees. The company’s contributions are expensed during the year of contribution. Under the plan, all employees have the opportunity to participate in the program to a maximum of 6% of eligible earnings each year with Cameco matching the first 3% of employee-paid shares by 50%. Cameco contributes $1,000 of shares annually to each employee that is enrolled in the plan. At December 31, 2010, there were 3,496 participants in the plan (2009 – 3,306). The total number of shares purchased in 2010 on behalf of participants, including the company contribution, was 214,795 shares (2009 – 281,207). In 2010, the company’s contributions totaled $6,608,000 (2009 — $5,166,000).

Cameco has recognized the following expenses under these plans:

	2010	2009

Deferred share units	1,971	4,930
Phantom stock options	979	1,531
Employee share ownership plan	6,608	5,166

At December 31, 2010, a liability of $16,798,000 (2009 — $14,962,000) was included in the balance sheet to recognize accrued but unpaid expenses for these plans.

23.	Pension and Other Post-Retirement Benefits

Cameco maintains both defined benefit and defined contribution plans providing pension and post-retirement benefits to substantially all of its employees.

Under the defined pension benefit plans, Cameco provides benefits to retirees based on their length of service and final average earnings. The non-pension post-retirement plan covers such benefits as group life and supplemental health insurance to eligible employees and their dependants. The costs related to the non-pension post-retirement plans are charged to earnings in the period during which the employment services are rendered. However, these future obligations are not funded.

The effective date for the most recent valuations for funding purposes on the pension benefit plans is January 1, 2009. The next planned effective date for valuation for funding purposes of the pension benefit plans is set to be January 1, 2012. The status of the defined plans is as follows:
(a)	Accrued Benefit Obligation

	Pension Benefit Plans		Other Benefit Plans
	2010	2009	2010	2009

Balance at beginning of year	$30,840	$23,580	$12,019	$11,842
Current service cost	1,330	915	553	435
Interest cost	1,905	1,683	664	730
Actuarial loss (gain)	3,535	5,647	720	(442)
Foreign exchange	(81)	(238)	—	—
Benefits paid	(2,011)	(747)	(601)	(546)

	$35,518	$30,840	$13,355	$12,019

(b)	Plan Assets

	Pension Benefit Plans
	2010	2009

Fair value at beginning of year	$24,209	$20,289
Actual return on plan assets	3,739	(708)
Employer contributions	1,158	5,335
Benefits paid	(1,971)	(707)

Fair value at end of year	$27,135	$24,209

Plan assets consist of:

	Pension Benefit Plans
	2010	2009

Asset Category (i)
Equity securities	26%	28%
Fixed income	22%	23%
Other (ii)	52%	49%

Total	100%	100%

(i)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2010 and 2009 respectively.

(ii)	Relates to the value of the refundable tax account held by the Canada Revenue Agency. The refundable total is approximately equal to half of the sum of the realized investment income plus employer contributions less half of the benefits paid by the plan.
(c)	Funded Status Reconciliation

	Pension Benefit Plans		Other Benefit Plans
	2010	2009	2010	2009

Fair value of plan assets	$27,135	$24,209	$—	$—
Accrued benefit obligation	35,518	30,840	13,355	12,019

Funded status of plans — deficit	(8,383)	(6,631)	(13,355)	(12,019)

Unamortized net actuarial loss	13,866	14,404	—	—

Accrued benefit asset (liability)	$5,483	$7,773	$(13,355)	$(12,019)

Amounts included in:
Long-term receivables, investments and other [note 9]	6,142	8,264	—	—
Other liabilities [note 13]	(659)	(491)	(13,355)	(12,019)

Accrued benefit asset (liability)	$5,483	$7,773	$(13,355)	$(12,019)

(d)	Net Pension Expense

	2010	2009

Current service cost	$1,330	$915
Interest cost	1,905	1,683
Actual return on plan assets	(3,739)	708
Actuarial loss	3,535	5,647

Balance prior to adjustments to recognize the long-term nature of employee future benefit costs	3,031	8,953
Difference between actual and expected return on plan assets	2,961	(1,494)
Difference between actuarial loss recognized for year and actual actuarial loss on accrued benefit obligation for year	(2,472)	(4,974)

Defined benefit pension expense	3,520	2,485
Defined contribution pension expense	14,649	13,506

Net pension expense	$18,169	$15,991

	2010	2009

Significant assumptions at December 31
Discount rate	5.5%	6.0%
Rate of compensation increase	4.5%	4.5%
Long-term rate of return on assets	5.9%	5.9%

(e)	Other Post-Retirement Benefit Expense

	2010	2009

Current service cost	$553	$435
Interest cost	664	730
Actuarial loss (gain)	720	(442)

Other post-retirement benefit expense	$1,937	$723

	2010	2009

Significant assumptions at December 31
Discount rate	5.5%	6.0%
Health care cost trend rate	9.0%	9.0%

(f)	Pension and Other Post-Retirement Benefits Cash Payments

	2010	2009

Employer contributions to funded pension plans	$1,158	$5,335
Benefits paid for unfunded benefit plans	640	585
Cash contributions to defined contribution plans	14,649	13,506

Total cash payments for employee future benefits	$16,447	$19,426

Benefits paid by the funded pension plan were $1,971,000 for 2010 (2009 — $707,000). Cameco’s expected contributions for the year ended December 31, 2011 are approximately $252,044 for the pension benefit plans.

The following are estimated future benefit payments, which reflect expected future service:

	Pension Benefit Plans	Other Benefit Plans

2011	$8,376	$699
2012	1,421	736
2013	1,471	815
2014	1,546	822
2015	1,854	806
2016 to 2020	10,683	4,294

BPLP
BPLP has a funded registered pension plan and an unfunded supplemental pension plan. The funded plan is a contributory, defined benefit plan covering all employees up to the limits imposed by the Income Tax Act. The supplemental pension plan is a non-contributory, defined benefit plan covering all employees with respect to benefits that exceed the limits under the Income Tax Act. These plans are based on years of service and final average salary.
BPLP also has other post-retirement benefit and other post-employment benefit plans that provide for group life insurance, health care and long-term disability benefits. These plans are non-contributory.
The effective date for the most recent valuations for funding purposes on the pension benefit plans is January 1, 2010. The next planned effective date for valuation for funding purposes of the pension benefit plans is set to be January 1, 2011. The status of Cameco’s proportionate share (31.6%) of the defined plans is as follows:
(a)	Accrued Benefit Obligation

	Pension Benefit Plans		Other Benefit Plans
	2010	2009	2010	2009

Balance at beginning of year	$711,636	$617,259	$151,826	$112,355
Current service cost	18,329	14,944	7,422	4,910
Interest cost	42,478	41,061	8,960	7,284
Actuarial loss	139,143	65,018	17,291	31,127
Plan participants’ contributions	6,630	6,244	—	—
Benefits paid	(30,797)	(32,890)	(4,488)	(3,850)

	$887,419	$711,636	$181,011	$151,826

(b)	Plan Assets

	Pension Benefit Plans
	2010	2009

Fair value at beginning of year	$635,293	$546,755
Actual return on plan assets	55,288	65,486
Employer contributions	50,906	49,698
Plan participants’ contributions	6,630	6,244
Benefits paid	(30,797)	(32,890)

Fair value at end of year	$717,320	$635,293

Plan assets consist of:

	Asset Allocation		Target Allocation
	2010	2009	2010	2009

Asset Category (i)
Equity securities	59%	60%	60%	60%
Fixed income	39%	38%	40%	40%
Cash	2%	2%	—	—

Total	100%	100%	100%	100%

The assets of the pension plan are managed on a going concern basis subject to legislative restrictions. The plan’s investment policy is to maximize returns within an acceptable risk tolerance. Pension assets are invested in a diversified manner with consideration given to the demographics of the plan participants. Rebalancing will take place on a monthly basis if outside of 3% of the target asset allocation.

(i) The defined benefit plan assets contain no material amounts of related party assets at December 31, 2010.

(c)	Funded Status Reconciliation

	Pension Benefit Plans		Other Benefit Plans
	2010	2009	2010	2009

Fair value of plan assets	$717,320	$635,293	$—	$—
Accrued benefit obligation	887,419	711,636	181,011	151,826

Funded status of plans — deficit	(170,099)	(76,343)	(181,011)	(151,826)

Unrecognized prior service cost	—	—	1,981	2,431
Unamortized net actuarial loss	237,668	112,956	40,497	23,993

Accrued benefit asset (liability)	$67,569	$36,613	$(138,533)	$(125,402)

Amounts included in:
Long-term receivables, investments and other [note 9]	88,268	54,864	—	—
Other liabilities [note 13]	(20,699)	(18,251)	(138,533)	(125,402)

Accrued benefit asset (liability)	$67,569	$36,613	$(138,533)	$(125,402)

(d)	Net Pension Expense

	2010	2009

Current service cost	$18,329	$14,944
Interest cost	42,478	41,061
Actual return on plan assets	(55,288)	(65,486)
Actuarial loss	139,143	65,018

Balance prior to adjustments to recognize the long-term nature of employee future benefit costs	144,662	55,537
Difference between actual and expected return on plan assets	10,798	27,286
Difference between actuarial loss recognized and actual actuarial loss on accrued benefit obligation for year	(135,509)	(63,678)

Net pension expense	$19,951	$19,145

	2010	2009

Significant assumptions at December 31
Discount rate	5.3%	6.0%
Rate of compensation increase	3.5%	5.5%
Long-term rate of return on assets	7.0%	7.0%

(e)	Other Benefit Plans Expense

	2010	2009

Current service cost	$7,422	$4,910
Interest cost	8,960	7,284
Actuarial loss	17,291	31,127

Balance prior to adjustments to recognize the long-term nature of employee future benefit costs	33,673	43,321
Difference between amortization of past service costs and actual plan amendments for year	450	450
Difference between actuarial loss (gain) recognized and actual actuarial loss on accrued benefit obligation for year	(16,504)	(31,556)

Other benefit plans expense	$17,619	$12,215

	2010	2009

Significant assumptions at December 31
Discount rate	5.1%	5.8%
Rate of compensation increase	3.5%	3.5%
Initial health care cost trend rate	9.5%	10.0%
Cost trend rate declines to	5.0%	5.0%
Year the rate reaches its final level	2019	2019

(f)	Pension and Other Post-Retirement Benefits Cash Payments

	2010	2009

Employer contributions to funded pension plans	$49,938	$45,890
Benefits paid for unfunded benefit plans	4,814	4,209

Total cash payments for employee future benefits	$54,752	$50,099

Benefits paid by the funded pension plan were $30,472,000 for 2010 (2009 — $32,531,000). BPLP’s expected contributions for the year ended December 31, 2011 are approximately $86,148,000 for the pension benefit plans.

The following are estimated future benefit payments, which reflect expected future service:

	Pension Benefit Plans	Other Benefit Plans

2011	$39,637	$5,473
2012	43,334	6,013
2013	47,201	6,575
2014	51,134	7,117
2015	54,858	7,613
2016 to 2020	330,163	46,407

24.	Restructuring of the Gold Business

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the consolidated balance sheets. Operating results related to the discontinued operations have been included in earnings from discontinued operations on the consolidated statements of earnings. Comparative period balances have been restated.
(a)	Sale of Centerra Gold Inc. (Centerra)

On December 30, 2009, Cameco completed a public offering of 88,618,472 common shares of Centerra for net proceeds of approximately $871,000,000 and recorded a net gain of $374,000,000. Concurrent with this offering, Cameco transferred an additional 25,300,000 common shares of Centerra to Kyrgyzaltyn pursuant to the agreement that Cameco entered into with the Government of the Kyrgyz Republic on April 24, 2009. As a result of the closing of the public offering, and the transfer of the Centerra common shares to Kyrgyzaltyn, Cameco has disposed of its entire interest in Centerra.

(b)	Kyrgyz Share Transfer

In 2007, the Parliament of the Kyrgyz Republic challenged the legal validity of Kumtor Gold Company (Kumtor) agreements with the Kyrgyz Republic. As a result, Cameco and Centerra entered into discussions with Kyrgyzaltyn, culminating in the signing of two agreements in August 2007 providing for the transfer of a certain number of Centerra shares to Kyrgyzaltyn, subject to certain conditions. These agreements, however, were never ratified by the Kyrgyz parliament.

On April 24, 2009, Cameco, Centerra, the Kyrgyz government and other parties signed a new agreement to resolve all the issues related to the Kumtor mine. On April 30, 2009, the Kyrgyz parliament ratified the agreement and enacted legislation authorizing implementation of the agreement. On June 11, 2009, closing occurred and Centerra issued 18,232,615 treasury shares to Kyrgyzaltyn and Cameco transferred 25,300,000 shares of its 113,918,000 Centerra common shares to a custodian, to be held in escrow, for ultimate release to Kyrgyzaltyn, subject to certain conditions. Cameco retained its voting rights over these shares while they were held in escrow. As a result of the public offering concluded on December 30, 2009, Cameco released the shares held in escrow to Kyrgyzaltyn.

The total amount of the after-tax loss related to this agreement is $179,000,000, of which an expense of $46,000,000 was recorded in 2009, a recovery of $20,000,000 in 2008 and an expense of $153,000,000 in 2007.

(c)	Financial Results of Discontinued Operations

The results of the operations of Centerra are presented under “discontinued operations” on the consolidated statements of earnings. The following table presents the components of the discontinued operations amounts, net of future income tax expenses [note 18]:

(Millions)	2010	2009

Sale of Centerra	—	$374.2
Kyrgyz share transfer	—	(45.9)
Operating earnings	—	54.1

Earnings from discontinued operations	—	$382.4

The following table presents the components of the operating results of Centerra:

(Millions)	2010	2009

Revenue	—	$770.2
Expenses
Products and services sold	—	440.4
Depreciation, depletion and reclamation	—	122.4
Exploration	—	28.5
Other	—	37.3

Earnings before income taxes and minority interest	—	141.6
Income tax expense	—	33.4
Minority interest	—	54.1

Operating earnings	—	$54.1

25.	Commitments and Contingencies
(a)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a notice of claim to British Energy Limited and British Energy International Holdings Limited (collectively, BE) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003, Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. By agreement of the parties, an arbitrator has been appointed to arbitrate the claims and a schedule has been set for the next steps in the proceeding.

The Consortium served its claim on October 21, 2008, and has amended it as required, most recently on August 7, 2009. BE served its answer and counter-statement on December 22, 2008, most recently amended on March 25, 2010, and the Consortium served its reply and answer to counter-statement on January 22, 2009, most recently amended on August 7, 2009.

The Unit 8 steam generators require on-going monitoring and maintenance as a result of the defect. In addition to the $64,558,200 in damages sought in the notice of claim, the claim seeks an additional $4,900,000 spent on inspection, monitoring and maintenance of Unit 8, and $31,900,000 in costs for future monitoring and maintenance, as well as repair costs and lost revenue due to anticipated unplanned outages as a consequence of the defect in Unit 8. The initial claim had also sought damages for the early replacement of the Unit 8 steam generators due to the defect shortening their useful operating lives. However, recent inspection data and analysis of the condition of the Unit 8 steam generators now indicates that they will continue to function until the end of the Consortium’s lease of the Bruce Power facility in 2018, as was expected at the time the MPA was entered into. The claim for early replacement was thus abandoned via an amendment to the claim on August 7, 2009. The arbitration hearing was completed on November 23, 2010 and final oral arguments are scheduled for June 1, 2011.

In anticipation of this claim, BE issued on February 10, 2006, and then served on Ontario Power Generation Inc. (OPG) and Bruce Power LP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. Further proceedings in this action are on hold pending completion of the arbitration hearing.

(b)	Annual supplemental rents of $30,000,000 (subject to CPI) per operating reactor are payable by BPLP to OPG. Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour, the supplemental rent reduces to $12,000,000 per operating reactor. In accordance with the Sublease Agreement, Bruce A L.P. will participate in its share of any adjustments to the supplemental rent.

(c)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2011 to 2018:
i)	Guarantees to customers under power sales agreements of up to $35,300,000. At December 31, 2010, Cameco’s actual exposure under these guarantees was $24,000,000.

ii)	Termination payments to OPG pursuant to the lease agreement of $58,300,000. The fair value of these guarantees is nominal.
(d)	Under a supply contract with the Ontario Power Authority (OPA), BPLP is entitled to receive payments from the OPA during periods when the market price for electricity in Ontario is lower than the floor price defined under the agreement during a calendar year. On July 6, 2009, BPLP and the OPA amended the supply contract such that beginning in 2009, the annual payments received will not be subject to repayment in future years. Previously, the payments received under the agreement were subject to repayment during the entire term of the contract, dependent on the spot price in future periods. BPLP’s entitlement to receive these payments remains in effect until December 31, 2019 but the generation that is subject to these payments starts to decrease in 2016, reflecting the original estimated lives for the Bruce B units. During 2010, BPLP recorded $339,000,000 under this agreement which was recognized as revenue with Cameco’s share being $107,000,000. Of the amount recorded, BPLP currently expects to repay $4,000,000.
(e)	Cameco’s North American workforce includes about 3,300 employees, of which approximately 900 (27%) belong to three separate labour unions.
(f)	At December 31, 2010, Cameco’s purchase commitments, the majority of which are fixed price uranium and conversion purchase arrangements, were as follows:

(Millions (US))

2011	$267
2012	226
2013	397
2014	114
2015	60
Thereafter	6

Total	$1,070

26.	Financial Instruments

The majority of revenues at Cameco are derived from the sale of uranium products, and electricity through its investment in BPLP. Cameco’s uranium product financial results are closely related to the long and short-term market price of uranium sales and conversion services. Prices fluctuate and can be affected by demand for nuclear power, worldwide production and uranium levels, and political and economic conditions in uranium producing and consuming countries. BPLP’s revenue from electricity is affected by changes in electricity prices associated with an open spot market for electricity in Ontario. Financial results for Cameco are also impacted by changes in foreign currency exchange rates and other operating risks. Finally, certain financial assets are subject to credit risks, including cash and securities, accounts receivable, and commodity and currency instruments.

To mitigate risks associated with certain financial assets, Cameco will hold positions with a variety of large creditworthy institutions. Sales of uranium products, with short payment terms, are made to customers that management believes are creditworthy.

To mitigate risks associated with foreign currency on its sale of uranium products, Cameco enters into forward sales contracts to establish a price for future delivery of the foreign currency.

Cameco is exposed to interest rate risk through its interest rate swap contracts whereby fixed rate payments on a notional amount of $135,000,000 of the Series C senior unsecured debentures were swapped for variable rate payments. The swaps terminate on March 16, 2015. Under the terms of the swaps, Cameco makes interest payments based on three-month bankers acceptance rate plus an average margin of 1.81% and receives fixed interest payments of 4.7%. To mitigate this risk, Cameco entered into interest rate cap arrangements, effective March 18, 2013, whereby the three-month bankers acceptance rate was capped at 5.0% such that total variable payments will not exceed, on average 6.81%. At December 31, 2010, the mark-to-market gain on Cameco’s interest rate swaps and caps less premiums paid was $1,458,000.
To mitigate risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from price volatility. To mitigate risks associated with the fluctuations in the market price for electricity, BPLP enters into various energy and sales related contracts that qualify as cash flow hedges. These instruments have terms ranging from 2011 to 2016. At December 31, 2010, the mark-to-market gain on BPLP’s sales contracts was $29,000,000.
All financial instruments measured at fair value are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:
Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.
When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measure in its entirety.
Except as otherwise disclosed, the fair market value of Cameco’s financial assets and liabilities approximates the carrying amount as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.
The fair values of Cameco’s privately held available-for-sale securities, as described in note 9, have not been disclosed because of the unavailability of a quoted market price in an active market. Cameco does not currently have plans to dispose of any of these investments.

The following tables present Cameco’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis.

As at December 31, 2010

Description	Total	Level 1	Level 2	Level 3

Derivative instrument assets	$127,842	$—	$122,786	$5,056
Available-for-sale securities [notes 5, 9]	889,065	889,065	—	—
Derivative instrument liabilities	(35,227)	—	(35,227)	—

Net	$981,680	$889,065	$87,559	$5,056

As at December 31, 2009

Description	Total	Level 1	Level 2	Level 3

Derivative instrument assets	$210,381	$—	$197,381	$13,000
Available-for-sale securities [notes 5, 9]	207,473	207,473	—	—
Derivative instrument liabilities	(40,957)	—	(39,957)	(1,000)

Net	$376,897	$207,473	$157,424	$12,000

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. Fair values of identical instruments traded in active markets are determined by reference to last quoted prices, in the most advantageous active market for that instrument. In the absence of an active market, we determine fair values based on quoted prices for instruments with similar characteristics and risk profiles. Fair values of financial instruments determined using valuation models require the use of inputs. In determining those inputs, we look primarily to external, readily observable market inputs, when available, including factors such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable. In some circumstances, we use input parameters that are not based on observable market data. In these cases, we may adjust model values to reflect the valuation uncertainty in order to determine what the fair value would be based on the assumptions that market participants would use in pricing the financial instrument. These adjustments are made in order to determine the fair value of the instruments.
We make valuation adjustments for the credit risk of our derivative portfolios in order to arrive at their fair values. These adjustments take into account the creditworthiness of our counterparties.
Equity-accounted investments and financial instruments classified as available-for-sale comprise actively traded debt and equity securities and are carried at fair value based on available quoted prices.
There were no significant transfers between level 1 and level 2 of the fair value hierarchy. Transfers into level 3 are comprised of BPLP derivative financial instruments with contract terms extending beyond 36 months. Due to the decline in electricity prices as a result of the recession, the liquidity in the market has been significantly reduced, resulting in a lack of an active market and observable market inputs beyond 36 months.

Derivatives
The following tables summarize the fair value of derivatives and classification on the balance sheet:
As at December 31, 2010

	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(3,864)	$18,877	$15,013
Foreign currency contracts	47,144	—	47,144
Interest rate contracts	1,458	—	1,458
Cash flow hedges:
Energy and sales contracts	—	29,000	29,000

Net	$44,738	$47,877	$92,615

Classification:
Current portion of long-term receivables, investments and other [note 9]	$46,629	$44,505	$91,134
Long-term receivables, investments and other [note 9]	3,382	33,326	36,708
Current portion of other liabilities [note 13]	(377)	(20,662)	(21,039)
Other liabilities [note 13]	(4,896)	(9,292)	(14,188)

Net	$44,738	$47,877	$92,615

As at December 31, 2009

	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(2,736)	$9,082	$6,346
Foreign currency contracts	67,031	—	67,031
Cash flow hedges:
Energy and sales contracts	—	96,047	96,047

Net	$64,295	$105,129	$169,424

Classification:
Current portion of long-term receivables, investments and other [note 9]	$66,972	$87,439	$154,411
Long-term receivables, investments and other [note 9]	1,460	54,510	55,970
Current portion of other liabilities [note 13]	(445)	(19,595)	(20,040)
Other liabilities [note 13]	(3,692)	(17,225)	(20,917)

Net	$64,295	$105,129	$169,424

The following tables summarize different components of the (gains) and losses on derivatives:
For the year ended December 31, 2010

	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$1,623	$2,785	$4,408
Foreign currency contracts	(80,107)	—	(80,107)
Interest rate contracts	(2,482)	—	(2,482)
Cash flow hedges:
Energy and sales contracts	—	2,998	2,998

Net	$(80,966)	$5,783	$(75,183)

For the year ended December 31, 2009

	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(4,764)	$(4,737)	$(9,501)
Foreign currency contracts	(234,066)	—	(234,066)
Interest rate contracts	401	—	401
Cash flow hedges:
Energy and sales contracts	—	(638)	(638)

Net	$(238,429)	$(5,375)	$(243,804)

Over the next 12 months, based on current exchange rates, Cameco expects an estimated $5,573,000 of pre-tax gains from the foreign currency cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco hedges its exposure to the variability in future cash flows related to foreign currency on anticipated transactions is five years.
Over the next 12 months, based on current prices, Cameco expects an estimated $18,012,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on anticipated transactions is six years.
Currency
At December 31, 2010, Cameco had $1,317,500,000 (US) in forward contracts at an average exchange rate of $1.03 and €93,000,000 at an average exchange rate of $1.35. The foreign currency contracts are scheduled for use as follows:

(Millions)	US	Rate	Cdn	Euro	Rate	US

2011	$890	1.03	$917	€45	1.35	$61
2012	363	1.04	378	46	1.35	62
2013	65	1.03	67	—	—	—
Thereafter	—	—	—	2	1.34	3

Total	$1,318	1.03	$1,362	€93	1.35	$126

These positions consist entirely of forward sales contracts. The average exchange rate reflects the current forward contract price. Of these amounts, $1,252,500,000 of the US-denominated contracts and $93,000,000 of the Euro-denominated contracts mature in 2011. The remaining $65,000,000 in US-denominated contracts matures in 2012.

27.	Per Share Amounts
Per share amounts have been calculated based on the weighted average number of common shares outstanding during the year. The weighted average number of paid shares outstanding in 2010 was 393,168,523 (2009 — 387,955,503).

	2010	2009

Basic earnings per share computation

Net earnings	$514,749	$1,099,422

Weighted average common shares outstanding	393,169	387,956

Basic earnings per common share	$1.31	$2.83

Diluted earnings per share computation

Net earnings	$514,749	$1,099,422

Weighted average common shares outstanding	393,169	387,956
Dilutive effect of stock options	1,850	1,977

Weighted average common shares outstanding, assuming dilution	395,019	389,933

Diluted earnings per common share	$1.30	$2.82

28.	Segmented Information
Cameco has three reportable segments: uranium, fuel services and electricity. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The electricity segment involves the generation and sale of electricity.
Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.
Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies.

(a)	Business Segments

2010

		Fuel		Inter-
(Millions)	Uranium	Services	Electricity	Segment	Total

Revenue	$1,373.7	$300.6	$476.7	$(27.3)	$2,123.7

Expenses
Products and services sold	698.5	213.6	246.4	(30.6)	1,127.9
Depreciation, depletion and reclamation	171.8	26.9	52.5	0.3	251.5
Exploration	95.8	—	—	—	95.8
Other	(2.8)	14.3	—	—	11.5
Cigar Lake remediation	16.6	—	—	—	16.6
Loss on sale of assets	0.1	—	—	—	0.1
Non-segmented expenses					88.7

					.

Earnings before income taxes and minority interest	393.7	45.8	177.8	3.0	531.6
Income tax expense					27.3
Minority interest					(10.4)

Net earnings					$514.7

Assets	$6,317.4	$395.9	$863.8	$—	$7,577.1
Intangibles	$—	$94.3	$—	$—	$94.3
Capital expenditures for the year	$415.2	$20.2	$34.9	$—	$470.3

2009

		Fuel		Inter-
(Millions)	Uranium	Services	Electricity	Segment	Total

Revenue	$1,551.3	$276.3	$518.3	$(30.9)	$2,315.0

Expenses
Products and services sold	901.4	203.9	243.5	(24.5)	1,324.3
Depreciation, depletion and reclamation	161.9	22.8	55.6	0.3	240.6
Exploration	49.1	—	—	—	49.1
Other	15.9	21.3	—	—	37.2
Cigar Lake remediation	17.9	—	—	—	17.9
Gain on sale of assets	(0.6)	—	—	—	(0.6)
Non-segmented expenses					(120.4)

Earnings (loss) before income taxes and minority interest	405.7	28.3	219.2	(6.7)	766.9
Income tax expense					52.9
Minority interest					(3.0)

Net earnings from continuing operations					$717.0

Assets	$5,989.7	$383.9	$922.6	$—	$7,296.2
Intangibles	$—	$97.7	$—	$—	$97.7
Capital expenditures for the year	$333.3	$20.7	$38.7	$—	$392.7

(b)	Geographic Segments

(Millions)	2010	2009

Revenue from products and services
Canada — domestic	$689.0	$739.2
— export	102.9	194.9
United States	1,331.8	1,380.9

	$2,123.7	$2,315.0

Assets
Canada	$5,819.8	$5,774.5
United States	670.77	695.9
Australia	607.9	553.1
Europe	342.8	139.0
Kazakhstan	230.1	231.4

	$7,671.4	$7,393.9

(c)	Major Customers

Cameco relies on a small number of customers to purchase a significant portion of its uranium concentrates and uranium conversion services. During 2010, revenues from one customer of Cameco’s uranium and fuel services segments represented approximately $125,657,000 (2009 — $252,699,000), about 8% (2009 — 14%) of Cameco’s total revenues from these segments. As customers are relatively few in number, accounts receivable from any individual customer may periodically exceed 10% of accounts receivable depending on delivery schedules.

During 2010, electricity revenues from one customer of BPLP represented approximately 7% (2009 — 5%) of BPLP’s total revenues.
29.	Talvivaara Agreement
On February 7, 2011, Cameco signed two agreements with Talvivaara Mining Company Plc. to buy uranium produced at the Sotkamo nickel-zinc mine in Finland. Under the first agreement with Talvivaara, Cameco will provide an up-front payment, to a maximum of $60,000,000 (US) to cover certain construction costs. This amount will be repaid through deliveries of uranium concentrate. Once the full amount has been repaid, Cameco will continue to purchase the uranium concentrates produced at the Sotkamo mine through a second agreement which provides for the purchase of uranium using a pricing formula that references market prices at the time of delivery. The second agreement expires on December 31, 2027.
30.	Related Party Transactions
Cameco purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Points Athabasca Contracting Ltd. and the president of the company became a member of the board of directors of Cameco during 2009. In 2010, Cameco paid Points Athabasca Contracting Ltd. $38,000,000 (2009 — $30,800,000) for construction and contracting services. The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable include a balance of $2,290,000 (2009 — $230,000) resulting from these transactions.
31.	Comparative Figures
Certain prior year balances have been reclassified to conform to the current financial statement presentation.